UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      August 25, 2006

Mr. Charles C. Mottley, Chief Executive Officer
El Capitan Precious Metals, Inc.
14301 North 87th Street, Suite 216
Scottsdale, Arizona 85260


      Re:	El Capitan Precious Metals, Inc.
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed August 9, 2006
		File No. 333-131370

		Form 10-KSB for fiscal year September 30, 2005
		Amended in Draft Form
		Submitted August 9, 2006

		Form 10-QSB for the quarter ended December 31, 2005
		Amended in Draft Form
		Submitted August 9, 2006

Dear Mr. Mottley:

      We have reviewed your response letter dated August 9, 2006, the revised filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form S-3 on Form SB-2/A3 Filed August 9, 2006

General

1. It appears you will need to update the disclosures in your registration statement to include interim financial statements and the related discussion and analysis, covering periods through June 30, 2006, to comply with Item 310(g) of Regulation S-B.

2. We note your response to prior comment 3 and reissue the comment in part. You note that you do not believe that the agreements with Pavlich Associates are material because they will become effective upon the successful sale of your interest in the Capitan property. This does not appear to be consistent with the representation on page
12 that your property interest in the Capitan property is your "primary asset." A contract for the sale of such property interest appears to be the type of contract upon which you are substantially dependent, particularly because you have not generated any revenues from your operations to date. See Item 601(b)(10)(ii)(B) of Regulation S-B. Please file the agreements with Pavlich Associates.

Description of Business, page 12

3. We note you disclose on page 13 that your investment in U.S. Canadian common stock was restricted with respect to sale until May
2005. However, you disclose in the next paragraph that you intend to classify the investment as available for sale under SFAS No. 115 when the U.S. Canadian restriction period ends, among other factors. Since the sale restriction ended May 2005, please update your disclosure accordingly. Please also make parallel changes to disclosures in your periodic reports.

Exhibit 23 - Consents of Experts

4. Please obtain and file updated consents with each amendment to your registration statement, including the consents from your current auditors Epstein, Weber & Conover, P.L.C., and prior auditors,
Hein &
Associates LLP.

Draft 3 of Form 10-KSB/A1 for the Fiscal Year Ended December 31,
2005
Filed August 9, 2006

Report of Independent Registered Public Accounting Firm, page F-2

5. We note that the audit report of your prior auditors Hein & Associates LLP refers to the audit of your balance sheet as of September 30, 2004, even though such balance sheet is no longer presented in your financial statements. Please either revise your financial statements to include such balance sheet, or ask your prior auditors to revise their audit report, as well as their consent filed as Exhibit 23.1 in your Form SB-2, to remove their audit reference to such balance sheet.

Engineering Comments

Form S-3 on Form SB-2/A3 Filed August 9, 2006

Experts, page 43

6. Please indicate why the three individuals or groups, who have provided consents in Exhibits 23.5, 23.6 and 23.7, are not listed in your "Experts" section. If you believe they are experts as defined by
Item 509 of Regulation S-B, list them in the Experts section of your filing.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Roger Baer,
Mining
Engineer, at (202) 551- 3705.  Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned, at (202) 551-
3685
with any other questions.

      	Sincerely,


      					Tangela Richter
      Branch Chief
cc: 	K. Hiller
	L. Dang
      R. Baer
      C. Moncada-Terry

      VIA FACSIMILE
      William M. Mower
      Maslon Edelman Borman & Brand
      612-672-8397
Mr. Charles C. Mottley
El Capitan Precious Metals, Inc.
August 25, 2006
Page 4